

Mail Stop 4561

May 8, 2017

Michael Goss
Chief Financial Officer
Sotheby's
1334 York Avenue
New York, NY 10021

      Re: Sotheby's
             Form 10-K for Fiscal Year Ended December 31, 2016
             Filed February 27, 2017
             File No. 001-09750

Dear Mr. Goss:

We have reviewed your May 3, 2017 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 19, 2017 letter.

Consolidated Financial Statements

Consolidated Income Statements, page 62

1.   Please refer to prior comment 3 and address the following:

- Explain to us, in greater detail, why you believe that your presentation of salaries and related costs is the "most meaningful" for users of your financial statements.

- Tell us whether you have information available or a reasonable methodology that would allow you to allocate salaries and related expenses to the cost of revenue line items, marketing or general and administrative expenses.

- Explain the types of duties performed by your employees that would be considered cost of revenue and provide us with an estimate of these costs, if available, for each of the years presented.

You may contact Rebekah Lindsey, Staff Accountant at (202) 551-3303 or Christine Dietz, Assistant Chief Accountant at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3499 with any other questions.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief
Office of Information Technologies
and Services